AMERICAN PENSION INVESTORS TRUST

FILED VIA EDGAR

January 25, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Pension Investors Trust (“Registrant”) Request to Withdraw Post-Effective Amendment No. 76 on Form N-1A
File Nos. 002-96538; 811-04262

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests the withdrawal of Post Effective Amendment No. 76 to its Registration Statement on Form N-1A filed on December 26, 2018.

Due to current economic conditions, the Registrant has decided not to pursue the changes to the Yorktown Capital Income Fund (the “Fund”). Based on the foregoing the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of the Fund’s shareholders.

No securities have been sold in connection with the offering that would have been deemed to commence had the Amendment become effective.

Please direct any comments or questions to the undersigned at 513-869-4262.

Very truly yours,

Maggie Bull

Assistant Secretary